UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On August 8, 2006 Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) reported unaudited interim operating and financial results for the period ended June 30, 2006.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: August 9 , 2006.

Exhibit A

PRESS RELEASE
AUGUST 8, 2006
SECOND QUARTER RESULTS FOR THE PERIOD ENDED JUNE 30, 2006

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended June 30, 2006.

Second Quarter Highlights:

Recorded second quarter 2006 Trust production of 25,452 boe/d compared to 26,241 boe/d in the first quarter of 2006. Slightly higher production in France and Australia was offset by seasonally restricted production in the Netherlands. With the exception of the Netherlands, Vermilion maintained a stable production base through a modest drilling and workover program. A significant portion of the capital spending program targeted well completions, tie-ins and facilities that will further enhance production over the balance of the year.

Maintained stable distributions of $0.17 per month, a rate that has remained constant since the Trust’s initial distribution in March 2003. Cash distributions represented 42% of funds generated from operations during the quarter and 41% on a year-to-date basis.

Provided a total return to unitholders of 7.6% in the second quarter, comprised of 6.1% in capital appreciation and 1.5% in distributions. The year-to-date total return through June 30, 2006 of 19.6% places Vermilion in the top quartile of its peer group, which includes the twenty largest conventional oil and gas trusts in Canada.

Drilled four coalbed methane (“CBM”) wells in the second quarter of 2006. Vermilion has successfully drilled 36 CBM wells in 2006 and more than 125 wells since the inception of this CBM program in July 2004.

Advanced preparations for a well workover program. Vermilion is also planning a facilities modification to increase fluid handling capacity by more than 25% on the Wandoo B Platform in Australia, scheduled for implementation during the second half of 2006.

Reduced net debt by $11 million during the quarter to $212 million.

Subsequent to the end of the quarter, Vermilion closed two acquisitions resulting in control of 100% of Esso Rep in France which were financed using existing credit facilities. The acquisition will provide incremental production of approximately 3,900 boe/d of light, sweet crude, representing a 15% increase in volume.

With the France acquisition, Vermilion’s effective oil price weighting increases to approximately 77%. Vermilion’s production mix moves to approximately 60% oil and natural gas liquids; 17% Netherlands’ natural gas, which is priced relative to oil products; and 23% Canadian natural gas.

Concurrent with the acquisition of Esso Rep, the Trust increased its credit facility to $500 million.

Conference Call

Vermilion will discuss these results in a conference call to be held on Tuesday, August 8th, 2006. The conference call will begin at 9:00 AM MST - 11:00 PM EST. To participate, you may call toll free 1-800-814-4857 or 1-416-644-3428 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21192773 followed by the pound “#” key. The replay will be available until midnight eastern time on August 15, 2006.

HIGHLIGHTS
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005 [2]	2006	2005 [2]
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$147,763	$117,060	$295,049	$225,408
Funds from operations	76,810	54,774	159,462	112,017
Per unit, basic [1]	1.10	0.81	2.28	1.66
Capital expenditures	27,665	25,316	63,805	47,538
Acquisitions	7,593	-	11,803	94,967
Net debt	-	-	211,920	196,543
Reclamation fund contributions and abandonment expenditures	652	1,004	1,942	4,187
Cash distributions per unit	0.51	0.51	1.02	1.02
Cash distributions total	32,635	31,471	64,904	62,637
Less DRIP	3,474	3,529	8,673	6,199
Cash distributions net	29,161	27,942	56,231	56,438
% of cash flow distributed gross	42%	57%	41%	56%
% of cash flow distributed net	38%	51%	35%	50%
Total net distributions, capex, reclamation fund contributions and abandonment expenditures	$57,478	$54,262	$121,978	$108,163
% of cash flow	75%	99%	76%	97%
Trust units outstanding [1]
Basic			70,403,709	68,127,256
Diluted			74,078,968	72,431,356
Weighted average trust units outstanding [1]
Basic			69,916,773	67,420,094
Diluted			72,344,649	67,958,312
Unit trading
High			$35.27	$24.20
Low			$26.51	$19.67
Close			$34.55	$23.36
Operations
Production
Crude oil (bbls/d)	12,499	12,819	12,322	11,019
Natural gas liquids (bbls/d)	1,303	1,523	1,271	1,589
Natural gas (mcf/d)	69,897	61,209	73,502	66,302
Boe/d (6:1)	25,452	24,543	25,843	23,658
Average reference price
WTI ($US/bbl)	$70.69	$53.17	$67.08	$51.51
Brent ($US/bbl)	69.62	51.59	65.69	49.54
AECO ($CDN/mcf)	6.01	7.37	6.78	7.13
NIP 2004 Netherlands (Euro/GJ)	6.12	4.30	6.05	4.20
TAPIS Australia ($US/bbl)	73.14	54.41	69.21	54.41
Average selling price
Crude oil and NGL’s ($CDN/bbl)	80.17	58.65	77.12	61.82
Natural gas ($CDN/mcf)	7.40	7.48	7.92	7.22
Netbacks per boe (6:1)
Operations netback	43.90	29.69	43.25	31.47
Cash flow netback	33.17	24.52	34.07	26.16
Operating costs	9.25	8.55	8.93	8.07
General and administration	$1.66	$1.39	$1.47	$1.40
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
2 2005 results do not include Verenex Energy Inc.

The above table includes non-GAAP measurements, which may not be comparable to other companies.

OUTLOOK

With the acquisition of Esso Rep in France, Vermilion’s production will climb to approximately 30,000 boe/d. The acquired French assets are in close proximity to existing operations, and provide significant potential for production and reserve growth through optimization and development of these fields. The total estimated closing cost for 100% of Esso Rep, including adjustments for working capital, debt assumption, severance and transaction costs was approximately US$145 million.

Two of the acquired fields, Chaunoy in the Paris Basin and Cazaux in the Aquitaine Basin, contain a combined 479 million barrels of original oil in place of which 84 million boe has been produced to date. Additionally, the Trust booked 12 million boe of reserves related to these fields as part of this transaction, implying an ultimate recovery factor of only 20%. Vermilion will aim to improve this recovery factor. Immediate efforts will focus on equipment repairs and well optimizations, whereas Vermilion sees significant potential for recompletions, infill drilling and enhancements to existing waterfloods. Activities on the Esso Rep properties were initiated immediately after the first transaction closed on July 10, 2006.

In Canada, the Trust has opted to defer further drilling on CBM properties until December, but will continue to proceed with facility expansions, well completions and tie-ins. Approximately one-half of the wells drilled in this program to date remain shut-in, pending the completion of these expansions. As North American natural gas prices are expected to remain weak through the third quarter, the decision to push back this phase of drilling activity should not materially impact the Trust’s production or financial results in 2006. Vermilion is also moving forward with a previously scheduled 12-well infill and step-out tight gas drilling program in the Drayton Valley area, and spud the first of these wells late in the second quarter. Between seven and nine of these wells should be completed before year-end 2006.

Vermilion continues to pursue consolidation opportunities in its core areas. In the first half of 2006, $11.8 million was spent towards these acquisition opportunities, and we anticipate spending an additional $20 million in the third quarter. These small acquisitions are targeted at improving our working interest in existing operations and expanding our land position in key areas of operations.

In the Netherlands, Vermilion is moving forward with plans to consolidate some of its processing capacity, and has made submissions to regulatory authorities and partners to this effect. Requests to commence both infill and step-out drilling are also moving through the approval process.

In Australia, Vermilion plans to expand the nominal fluid handling capacity of the Wandoo B platform from its current level of 114,000 bbls/d to 147,000 bbls/d. Phase I of the expansion, scheduled for September 2006 will require a full shut-down of the platform for approximately one week. Phase II will be completed in December 2006, but will not require any further interruption of production. The Trust also plans to begin a well intervention program later in the third quarter targeting improvements in oil flow and reductions in water flow. The first well workover in this program is scheduled to begin in August 2006 and two well recompletions are slated for the fourth quarter of this year.

Verenex Energy Inc. (VNX - TSX), in which Vermilion holds a 49% interest, announced that it expects to commence drilling in Libya in mid-September. With an active capital program in Libya, Verenex has identified a growing number of exploration prospects, delineation opportunities and exploration leads based on a 3D seismic program completed in the first half of 2006. Additional 2D seismic acquisition and processing is ongoing and plans are underway to drill up to seven wells in 2006-2007.

Interpreted results from new 2D and 3D seismic on the offshore Aquitaine Maritime exploration permit (Vermilion 50%, Verenex 50%) yielded six structural prospects and leads with significant potential. Vermilion and Verenex are currently seeking a partner to help fund the drilling portion of this exploration program, and are targeting the drilling of one to two wells in 2007.

Vermilion remains restricted in the level of non-resident ownership it is allowed at 50%. To the end of second quarter 2006, non-residents held approximately 32% of the issued and outstanding units of Vermilion, compared to 30% at the end of the first quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated July 24, 2006 of Vermilion’s operating and financial results for the three and six months ended June 30, 2006 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements and the Trust’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes, as contained in the Trust’s 2005 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow, cash flow per unit and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have standardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement as “funds from operations” and is reconciled to net earnings.

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Funds from operations	$76,810	$54,579	$159,462	$112,006
Changes in non-cash operating working capital	(29,024)	(6,584)	(6,908)	(33,311)
Asset retirement costs incurred	(443)	(8)	(804)	(147)
Cash from operations	$47,343	$47,987	$151,750	$78,548

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled six wells (4.8 net) in the second quarter, resulting in six standing wells (4.8 net). Four of these wells (3.3 net) are part of Vermilion’s shallow gas and CBM program in Central Alberta, one well (1.0 net) was drilled in Athabasca for shallow gas and one well (0.5 net) was the first well in our Drayton infill program which is targeting deeper, tight gas reservoirs. In addition to the Trust’s drilling operations, Vermilion had three wells drilled on its Canadian lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty or working interest.

In France, Vermilion successfully drilled and cased one (1.0 net) well in the Paris Basin. Second quarter operations in France included the completion of the four La Torche wells drilled in the Paris Basin this year. Two of these wells are producing at or near targeted rates, while the third continues to clean-up (recovery of drilling and completion fluids). The fourth well has not yet been fracture treated. The workover and recompletion program in France is ongoing.

In the Netherlands, two new velocity strings were installed. These small diameter production tubing strings improve the performance of gas wells by preventing liquid loading and eliminating the need to cycle the wells. Vermilion submitted applications to drill wells at Harlingen, DeBlesse and Follega and is also seeking approval to combine the Harlingen and Garjip gas processing facilities.

In Australia, activities centred around the design of both surface and subsurface improvements and the procurement of equipment and services to complete these activities which will commence in the third quarter.

Production

	Three Months Ended June 30, 2006					Six Months Ended June 30, 2006
	Oil & NGLs	Natural Gas		Total		Oil & NGLs		Natural Gas		Total
	(bbls/d)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)%
Vermilion Energy Trust
Canada	4,093	40.74		10,883		4,126		40.65		10,901	42
France	5,780	1.36		6,006		5,680		1.40		5,914	23
Netherlands	12	27.80		4,646		13		31.45		5,254	20
Australia	3,917	-		3,917		3,774		-		3,774	15
Total	13,802	69.90		25,452		13,593		73.50		25,843	100

	Three Months Ended June 30, 2005					Six Months Ended June 30, 2005
	Oil & NGLs	Natural Gas		Total		Oil & NGLs		Natural Gas		Total
	(bbls/d)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)%
Vermilion Energy Trust
Canada	4,766	37.38		10,996		5,128		38.14		11,484	48
France	5,067	1.16		5,260		5,204		1.23		5,409	23
Netherlands	11	22.67		3,789		14		26.94		4,503	19
Australia*	4,498	-		4,498		2,262		-		2,262	10
Total	14,342	61.21		24,543		12,608		66.31		23,658	100
* Effective from April 1, 2005

Second quarter 2006 production in Canada averaged 4,093 bbls/d of oil and NGL’s and 40.7 mmcf/d of natural gas compared to 4,159 bbls/d of oil and NGL’s and 40.6 mmcf/d of natural gas in the first quarter of 2006. It is estimated that more than 1,000 boe/d of production related to the CBM program is still behind pipe and is expected to be tied in over the balance of 2006.

Production in France averaged 6,006 boe/d in the second quarter 2006 as compared to 5,822 boe/d in the first quarter of 2006. Completion of new wells in the La Torche Field in the second quarter as well as ongoing workovers factored into this volume gain in France. Production from the Esso Rep acquisition will sharply increase volumes in the third quarter of 2006.

Production in the Netherlands averaged 4,646 boe/d during the second quarter 2006, down from 5,870 boe/d in the first quarter of 2006. Most of this drop is associated with seasonally reduced rates-of-take in Vermilion’s gas sales contracts which are expected to continue through the third quarter of 2006. A 1.7 bcf/d export pipeline from the Netherlands to the UK is currently being constructed with delivery expected to begin late in 2006. Vermilion anticipates this significant capacity expansion, representing approximately 20% of the Netherlands average daily production, will alleviate some of the seasonal curtailments in 2007.

Australian production improved to 3,917 boe/d in the second quarter 2006 from 3,630 boe/d in the first quarter of 2006 with the increase attributable to the facility being able to operate steadily during the quarter. First quarter production was curtailed somewhat as the facility was shut down at times during the cyclone season. Facility debottlenecking and well intervention activity is expected to improve volumes from Australia in the second half of 2006.

Overall, the Trust averaged 25,452 boe/d in the second quarter of 2006, slightly below the 26,241 boe/d produced in the first quarter of 2006. Vermilion anticipates production will increase by approximately 15% in the third quarter 2006, reflecting the closing of the acquisition in France, and should improve further as new wells are put on stream and as new natural gas facilities in Central Alberta are completed.

CAPITAL EXPENDITURES

Drilling and development capital spending for the second quarter of 2006 totalled $27.7 million compared to $36.1 million spent in the first three months of 2006. More than half of these funds were allocated towards equipment and facilities. Vermilion also completed a minor property acquisition during the quarter, improving our working interest ownership in our existing areas of operation.

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Land	$269	$224	$771	$641
Seismic	381	664	770	1,524
Drilling and completion	9,695	12,479	29,918	27,779
Production equipment and facilities	12,255	3,646	22,193	8,002
Recompletions	2,386	4,948	4,149	7,752
Other	2,679	3,940	6,004	4,901
	27,665	25,901	63,805	50,599
Acquisitions	7,593	-	11,803	94,967
Total	$35,258	$25,901	$75,608	$145,566

FINANCIAL REVIEW

The Trust generated cash flow of $76.8 million ($1.10 per unit) in the second quarter of 2006, compared to $82.7 million ($1.19 per unit) in the first quarter of 2006 ($54.8 million, $0.81 per unit for the second quarter 2005). Second quarter cash flows were slightly lower due to a drop in Canadian natural gas prices and due to slightly lower production. After-tax cash flow netbacks declined by $1.83 to $33.17 ($24.36 for the second quarter 2005) as compared to first quarter 2006 results, reflecting higher taxes accrued in the second quarter. The Trust prefers to take a conservative approach to managing potential tax liabilities, especially in light of the fact that forward curves indicate potentially higher commodity prices over the balance of the year. The Trust’s distributions in the second quarter totalled $32.6 million or $0.51 per unit for a payout ratio of 42% (38% after DRIP contributions) which was slightly higher than the 39% (33% after DRIP contributions) payout ratio reported in the first quarter of 2006. Development capital expenditures in the quarter totalled $27.7 million. The Trust’s strong financial position at the end of the second quarter will allow for the acquisition in France to be completed using Vermilion’s existing credit facilities. The Trust’s net debt as of June 30, 2006 of $211.9 million represents less than 0.7 times first half cash flow annualized. Vermilion had funds set aside for reclamation purposes of $43.3 million at the end of the second quarter, and is the industry leader in its approach to managing future asset retirement obligations.

Benchmark Prices
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
WTI ($US/bbl)	70.69	53.17	67.08	51.51
Brent ($US/bbl)	69.62	51.59	65.69	49.54
AECO ($CDN/mcf)	6.01	7.37	6.78	7.13
Foreign exchange rate ($US/$CDN)	0.89	0.80	0.88	0.81
NIP 2004 Netherlands (Euro/GJ)	6.12	4.30	6.05	4.20
TAPIS Australia ($US/bbl)	73.14	54.41	69.21	54.41

REVENUE

Total revenues were $295.0 million for the first half of 2006 ($147.8 million for the quarter) compared to $228.4 million for the first half of 2005 ($118.5 million for the quarter). Vermilion’s combined crude oil and NGL price was $77.12 per bbl for the first half of 2006 ($80.17 for the quarter), an increase of 25% over the $61.78 per bbl reported for the first half of 2005 ($58.64 per bbl for the quarter). The natural gas price realized in the first half of 2006 was $7.92 per mcf ($7.40 per mcf for the quarter) compared to $7.21 per mcf realized a year ago ($7.48 per mcf for the quarter), a 10% year-over-year increase. In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s economic hedges in place as of January 1, 2004.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Crude oil & NGL’s	$100,700	$76,609	$189,743	$141,249
Per boe	$80.17	$58.64	$77.12	$61.78
Natural gas	47,063	41,924	105,306	87,172
Per mcf	$7.40	$7.48	$7.92	$7.21
Combined	147,763	118,533	295,049	228,421
Derivative instruments	-	(1,173)	-	(2,346)
Petroleum and natural gas revenue	$147,763	$117,360	$295,049	$226,075

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at June 30, 2006:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	Costless	250	$55.00 - $75.20
Q3 2006	Costless	250	$60.10 - $80.00
Q4 2006	Costless	250	$61.20 - $80.00
Q4 2006	US$0.14/bbl	500	$65.00 - $90.00
Q4 2006	US$0.25/bbl	500	$63.70 - $90.00
Q1 2007	Costless	250	$58.00 - $83.85
Q1 2007	US$0.11/bbl	250	$65.00 - $90.00
Q1 2007	US$0.06/bbl	500	$70.00 - $90.00
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Puts
Q2 2006	US$0.25/bbl	500	$55.75
Mar-Dec	US$1.00/bbl	1,000	$54.10
Apr-Sep	US$0.75/bbl	250	$58.42
Q3 2006	US$0.75/bbl	500	$55.10
Q4 2006	US$0.86/bbl	500	$65.00

Collars - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q3 2006	US$0.25/bbl	250	$58.00 - $72.10
Q3 2006	US$0.25/bbl	250	$58.00 - $72.20
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00

Risk Management: Power	MWH	CDN$/MWH
Q2 2006	2.0	$48.50

Risk Management: Foreign Exchange	US$	CDN$/US$
Costless Collars
Q3 2006	$3.0 million/mo	1.1600 - 1.1800
Q3 2006	$2.5 million/mo	1.1600 - 1.1800
Q4 2006	$2.2 million/mo	1.1550 - 1.1800
Q4 2006	$2.0 million/mo	1.1550 - 1.1810

The impact of Vermilion’s economic hedging program reduced cash netbacks by $0.09 per boe on a combined basis for the six month period ended June 30, 2006 compared to a hedging cost of $4.14 per boe for the first six months of 2005. Oil hedging resulted in a $0.7 million cost through the second quarter of 2006 ($0.14 per boe) compared to a $17.8 million cost ($4.15 per boe) for the same period in 2005. Gas hedging resulted in a $0.1 million gain for the period ($0.03 per boe) compared to no gain or loss for the same period in 2005. For the year-to-date period, the Trust recorded a net gain from its power hedges totalling $0.1 million ($0.03 per boe) compared to a gain of $0.04 million ($0.01 per boe) for the same period in 2005.

ROYALTIES

Total royalties, net of ARTC, increased to $9.74 per boe or 15% of sales in the first half of 2006 ($9.45 per boe, 15% for the quarter), compared with $8.26 per boe or 16% of sales in the first half of 2005 ($9.40 per boe, 18% for the quarter). The increase on a per boe basis is due to the impact of higher commodity prices. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For the second quarter of 2006, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Crude oil & NGL’s	$18,047	$16,399	$34,445	$25,274
Per boe	$14.37	$12.55	$14.00	$11.05
Natural gas	3,835	4,668	11,105	10,232
Per mcf	$0.60	$0.83	$0.83	$0.85
Combined	$21,882	$21,067	$45,550	$35,506
Per boe	$9.45	$9.40	$9.74	$8.26

OPERATING COSTS

Operating costs increased to $8.93 per boe in the first half of 2006 ($9.25 per boe for the quarter) from $8.04 per boe in the first half of 2005 ($8.52 per boe for the quarter). The increase in the dollar amount of operating costs over 2005 was due to the acquisition of higher cost assets in Australia. In Canada, significant activity levels in the industry combined with increased energy costs, have placed an upward pressure on costs. In addition, plant turnarounds completed during the quarter have contributed to this year over year increase in costs per boe. In France, operating costs are down year over year due to a mandatory reclass of certain workover activity to capital spending. In the Netherlands, operating costs are up due primarily to plant maintenance in the quarter and the impact of lower volumes.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Crude oil & NGL’s	$10,161	$9,672	$20,998	$16,950
Per boe	$8.09	$7.40	$8.53	$7.41
Natural gas	11,252	9,417	20,768	17,622
Per mcf	$1.77	$1.68	$1.56	$1.46
Combined	$21,413	$19,089	$41,766	$34,572
Per boe	$9.25	$8.52	$8.93	$8.04

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Transportation	$2,483	$2,162	$4,940	$5,113
Per boe	$1.07	$0.96	$1.06	$1.19

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses decreased to $1.47 per boe in the first half of 2006 ($1.66 per boe for the quarter) from $1.61 per boe in the first half of 2005 ($1.65 per boe for the quarter). Total costs are consistent with the six months ended June 30, 2005, however an increase in production volumes have reduced the expense per boe.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
General and administration	$3,839	$3,692	$6,877	$6,941
Per boe	$1.66	$1.65	$1.47	$1.61

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.45 per boe was recorded in the first half of 2006 ($2.85 per boe for the quarter) compared to $1.65 per boe in the first half of 2005 ($1.36 per boe for the quarter). This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

Unit compensation expense associated with rights and awards granted is calculated using the fair value methodology and is deferred and recognized in earnings over the vesting period of the plans with a corresponding increase or decrease in contributed surplus. Consideration paid upon exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders’ capital.

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial assessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant. In the fourth quarter of 2005 it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan. The Trust has therefore completed a fair value estimate of the rights at the respective date of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Restated)		(Restated)
Unit compensation expense	$6,597	$3,031	$11,458	$7,046
Per boe	$2.85	$1.36	$2.45	$1.65

INTEREST EXPENSE

Interest expense increased to $1.22 per boe in the first half of 2006 ($1.44 per boe for the quarter) from $0.51 per boe for the corresponding period in 2005 ($0.54 per boe for the quarter) as a result of higher average debt levels stemming from the purchase of the assets in Australia at the end of the second quarter of 2005 and the Glacier acquisition in December 2005. Both of these transactions were fully financed from Vermilion’s credit facility.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Interest	$3,341	$1,216	$5,686	$2,196
Per boe	$1.44	$0.54	$1.22	$0.51

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $15.20 per boe in the first half of 2006 ($15.51 per boe for the quarter) from $12.80 per boe in the first half of 2005 ($12.83 per boe for the quarter). The increase reflects the Trust’s proven finding, development and acquisition costs combined with the increase in the asset retirement obligation associated with the Australia acquisition.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Depletion, depreciation and accretion	$35,940	$28,756	$71,102	$55,042
Per boe	$15.51	$12.83	$15.20	$12.80

TAXES

The Trust’s current tax provision has increased to $6.24 per boe in the first half of 2006 ($6.83 per boe for the quarter) from $3.25 per boe in the first half of 2005 ($3.12 per boe for the quarter) with the increase due primarily to the increase in commodity prices year over year and the resulting incremental tax liability in the Trust’s foreign operations. The tax liability in Australia was allocated to the purchase price for the period from January 1 to March 31, 2005 in accordance with the allocation of revenues and expenses related to the Australia assets for that same time period. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Current and capital tax	$15,828	$6,990	$29,183	$13,991
Per boe	$6.83	$3.12	$6.24	$3.25

FOREIGN EXCHANGE

A foreign exchange loss of $0.23 per boe was recorded in the first half of 2006 ($1.42 per boe for the quarter) with a gain of $0.54 per boe in the first half of 2005 ($0.59 per boe for the quarter). The loss is mostly due to the impact on US dollar cash balances of the appreciation of the Canadian dollar relative to the US dollar.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Foreign exchange loss (gain)	$3,303	$(1,331)	$1,089	$(2,368)
Per boe	$1.42	$(0.59)	$0.23	$(0.54)

EARNINGS

Net earnings increased to $81.2 million or $1.28 per unit in the first half of 2006 ($40.4 million or $0.63 per unit for the quarter) from $58.6 million or $0.96 per unit in the first half of 2005 ($32.6 million or $0.53 per unit for the quarter). The increase in earnings is due mainly to the increased commodity prices realized in the period as well as the reduced loss on derivatives due to the expiration of a number of oil economic hedges at the end of 2005. In addition, as the Australia acquisition occurred on March 31, 2005, only three months of earnings are included in the comparative figure for the six month period ended June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on June 30, 2006 was $211.9 million. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. The facility was amended in July 2006 and increased to $500 million as a result of the reserves purchased in France (see Acquisitions).

As at June 30, 2006, the Trust had cash and cash equivalents totalling $196.5 million. The majority of these funds were utilized in July to fund the acquisition of Esso Rep in France.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Net contributions in the second quarter after accounting for current period abandonment costs totalled approximately $0.2 million. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France the Netherlands, and Australia and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At June 30, 2006, Vermilion had recorded an asset retirement obligation of $73.0 million for future abandonment and reclamation of its properties compared to $70.2 million at December 31, 2005. The increase is due to foreign exchange fluctuations, incremental drilling and accretion expense.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the six month period ended June 30, 2006 distributing a total of $64.9 million compared to $62.6 million for the same period in 2005. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 41 continuous months of distributions at this level. The Trust defines distributable income as funds from operations. For the first half of 2006, the Trust has paid out 35% of its distributable income (50% for the first half of 2005), net of the DRIP program. The Trust’s distribution reinvestment plan (“DRIP”) presents unitholders with an opportunity to reinvest distributions in Vermilion units. Registered unitholders participating in the DRIP receive Trust units equal to 105% of their distributions in cash based on a weighted average market price.

UNITHOLDERS’ EQUITY

During the six months ended June 30, 2006 approximately 1.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit rights incentive plan, the vesting of trust unit award plan grants and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the same period by $23.3 million as a result of the issuance of those units and $7.1 million as a result of contributed surplus transfer on exercise of unit rights and the vesting of trust unit award plan grants. This increase in equity was offset by cash distributions of $64.9 million in the first half of 2006.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2006 and 2005 net income represents the net income attributable to the exchangeable shareholders for 2006 and 2005. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at June 30, 2006 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.42379 whereby 6.4 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

VERENEX ENERGY INC.

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

ACQUISITIONS

On July 10, 2006 Vermilion announced that a wholly-owned subsidiary has completed the agreement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to purchase its 89.886% shareholding in Esso Rep. Vermilion will begin recording production from this transaction as of July 10, 2006. On July 12, 2006, Vermilion announced that its subsidiary acquired the remaining shares of Esso Rep to bring its ownership to 100%.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates on projects in various stages of completion;
ii.	Revenues, royalties and operating costs are based on estimates for which revenue had not yet been received and costs had not yet been realized;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2006.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

NETBACKS (6:1)													Three Months		Six Months
	Three Months								Six Months				Ended		Ended
	Ended June 30, 2006						Ended June 30, 2006						June 30/05		June 30/05
	Oil &		Natural				Oil &		Natural				(Restated)[1]		(Restated)[1]
	NGLs		Gas		Total		NGLs		Gas		Total		Total		Total
	$/bbl	$	/mcf	$	/boe	$	/bbl	$	/mcf	$	/boe	$	/boe	$	/boe
Trust Financial Information
Canada
Price	$74.76		$6.62		$52.88		$69.98		$7.65		$55.03		$54.39		$52.58
Realized hedging loss	-		0.05		0.18		0.03		0.04		0.15		(4.81)		(4.32)
Royalties (net)	(14.25)		(1.02)		(9.20)		(13.20)		(1.50)		(10.59)		(10.23)		(10.58)
Transportation	(0.18)		(0.14)		(0.58)		(0.13)		(0.17)		(0.69)		(0.55)		(0.65)
Lifting costs	(9.20)		(1.55)		(9.28)		(10.46)		(1.35)		(9.00)		(7.42)		(7.05)
Operating netback	$51.13		$3.96		$34.00		$46.22		$4.67		$34.90		$31.38		$29.98
France
Price	$80.36		$7.64		$79.06		$78.00		$7.65		$76.73		$58.82		$66.03
Realized hedging loss	(0.92)		-		(0.88)		(0.68)		-		(0.65)		(10.02)		(9.03)
Royalties (net)	(5.74)		(0.29)		(5.59)		(5.66)		(0.27)		(5.50)		(5.74)		(5.54)
Transportation	(3.62)		-		(3.48)		(3.48)		-		(3.34)		(3.32)		(3.81)
Lifting costs	(5.35)		(3.07)		(5.84)		(5.83)		(2.99)		(6.31)		(7.78)		(7.99)
Operating netback	$64.73		$4.28		$63.27		$62.35		$4.39		$60.93		$31.96		$39.66
Netherlands
Price	$71.40		$8.54		$51.27		$67.66		$8.27		$49.64		$39.93		$39.16
Lifting costs	-		(2.02)		(12.09)		-		(1.77)		(10.58)		(12.71)		(10.47)
Operating netback	$71.40		$6.52		$39.18		$67.66		$6.50		$39.06		$27.22		$28.69
Australia
Price	$85.58		-		$85.58		$83.62		-		$83.62		$53.48		$53.48
Royalties (net)	(27.26)		-		(27.26)		(27.47)		-		(27.47)		(19.77)		(19.77)
Transportation	-		-		-		-		-		-		(0.05)		(0.05)
Lifting costs	(11.00)		-		(11.00)		(10.52)		-		(10.52)		(8.68)		(8.68)
Operating netback	$47.32		-		$47.32		$45.63		-		$45.63		$24.98		$24.98
Total Trust
Price	$80.17		$7.40		$63.80		$77.12		$7.92		$63.07		$52.94		$53.19
Realized hedging loss	(0.38)		0.03		(0.13)		(0.27)		0.02		(0.09)		(4.30)		(4.16)
Royalties (net)	(14.37)		(0.60)		(9.45)		(14.00)		(0.83)		(9.74)		(9.43)		(8.30)
Transportation	(1.57)		(0.08)		(1.07)		(1.49)		(0.10)		(1.06)		(0.97)		(1.19)
Lifting costs	(8.09)		(1.77)		(9.25)		(8.53)		(1.56)		(8.93)		(8.55)		(8.07)
Operating netback	$55.76		$4.98		$43.90		$52.83		$5.45		$43.25		$29.69		$31.47
Verenex Energy Inc.
Price	-		-		-		-		-		-		$41.31		$36.99
Operating netback	-		-		-		-		-		-		$41.31		$36.99
Consolidated
Price	$80.17		$7.40		$63.80		$77.12		$7.92		$63.07		$52.90		$53.12
Realized hedging loss	(0.38)		0.03		(0.13)		(0.27)		0.02		(0.09)		(4.29)		(4.14)
Royalties (net)	(14.37)		(0.60)		(9.45)		(14.00)		(0.83)		(9.74)		(9.40)		(8.26)
Transportation	(1.57)		(0.08)		(1.07)		(1.49)		(0.10)		(1.06)		(0.96)		(1.19)
Lifting costs	(8.09)		(1.77)		(9.25)		(8.53)		(1.56)		(8.93)		(8.52)		(8.04)
Operating netback	$55.76		$4.98		$43.90		$52.83		$5.45		$43.25		$29.73		$31.49
General and administration					(1.66)						(1.47)		(1.65)		(1.61)
Interest					(1.44)						(1.22)		(0.54)		(0.51)
Foreign exchange					(0.80)						(0.25)		(0.06)		(0.07)
Current and capital taxes					(6.83)						(6.24)		(3.12)		(3.25)
Cash flow netback					$33.17						$34.07		$24.36		$26.05
Depletion, depreciation and accretion					(15.51)						(15.20)		(12.83)		(12.80)
Future income taxes					4.85						2.86		1.42		3.60
Foreign exchange					(0.62)						0.02		0.65		0.61
Non-controlling interest					-						-		0.14		0.27
Non-controlling interest - exchangeable shares					(1.57)						(1.56)		(1.54)		(1.24)
Equity in losses of affiliate					(0.10)						(0.04)		0.01		-
Unrealized loss on derivative instruments					0.07						(0.35)		3.67		(1.24)
Fair value of stock compensation					(2.85)						(2.45)		(1.36)		(1.65)
Earnings netback					$17.44						$17.35		$14.52		$13.60
The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.
1 See Note 7 of the unaudited consolidated financial statements for the three and six month periods ended June 30, 2006 and 2005.

Consolidated Balance Sheets
($000’s unaudited)
	June 30,	December 31,
	2006	2005

ASSETS
Current
Cash and cash equivalents (Note 11)	$196,479	$42,777
Accounts receivable	78,264	75,639
Crude oil inventory	5,879	10,279
Fair value of derivative instruments (Note 9)	1,714	1,166
Prepaid expenses and other	7,648	9,387
	289,984	139,248
Long-term investment (Note 2)	18,895	19,096
Goodwill (Note 2)	19,840	19,840
Reclamation fund (Note 3)	43,336	42,198
Capital assets	904,016	891,357
	$1,276,071	$1,111,739

LIABILITIES
Current
Accounts payable and accrued liabilities	$86,449	$90,422
Distributions payable to unitholders	10,887	10,626
Income taxes payable	17,996	11,607
Fair value of derivative instruments (Note 9)	2,555	383
	117,887	113,038
Long-term debt (Note 4)	384,017	271,099
Asset retirement obligation (Note 3)	73,042	70,214
Future income taxes	147,105	160,475
	722,051	614,826
Non-controlling interest - exchangeable shares (Note 6)	44,771	38,760

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 5)	305,203	274,813
Contributed surplus (Note 5)	18,938	14,566
Accumulated earnings	597,752	516,514
Accumulated cash distributions	(412,644)	(347,740)
	509,249	458,153
	$1,276,071	$1,111,739

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	(Restated Note 7)		(Restated Note 7)
Revenue:
Petroleum and natural gas revenue	$147,763	$117,360	$295,049	$226,075
Royalties (net)	21,882	21,067	45,550	35,506
	125,881	96,293	249,499	190,569
Expenses:
Production	21,413	19,089	41,766	34,572
Transportation	2,483	2,162	4,940	5,113
Unit compensation (Note 7)	6,597	3,031	11,458	7,046
Loss on derivative instruments (Note 9)	140	213	2,024	20,779
Interest on long-term debt	3,341	1,216	5,686	2,196
General and administration	3,839	3,692	6,877	6,941
Foreign exchange (gain)	3,303	(1,331)	1,089	(2,368)
Depletion, depreciation and accretion	35,940	28,756	71,102	55,042
	77,056	56,828	144,942	129,321
Earnings before income taxes and other items	48,825	39,465	104,557	61,248
Income taxes (recovery):
Future	(11,242)	(3,192)	(13,370)	(15,464)
Current and capital	15,828	6,990	29,183	13,991
	4,586	3,798	15,813	(1,473)
Other items:
Non-controlling interest - exchangeable shares (Note 6)	3,647	3,431	7,304	5,298
Non-controlling interest (Note 2)	-	(323)	-	(1,152)
Equity in loss (gain) of affiliates (Note 2)	232	(26)	202	-
	3,879	3,082	7,506	4,146
Net earnings	40,360	32,585	81,238	58,575
Accumulated earnings, beginning of period	557,392	384,033	516,514	358,043
Accumulated earnings, end of period	$597,752	$416,618	$597,752	$416,618

Net earnings per trust unit (Note 8):
Basic	$0.63	$0.53	$1.28	$0.96
Diluted	$0.61	$0.53	$1.22	$0.94

Weighted average trust units outstanding (Note 8):
Basic	63,943,511	61,496,642	63,555,265	61,292,639
Diluted	72,675,530	68,004,934	72,344,649	67,958,312

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
		(Restated Note 7)		(Restated Note 7)
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$40,360	$32,585	$81,238	$58,575
Items not affecting cash:
Depletion, depreciation and accretion	35,940	28,756	71,102	55,042
Amortization of deferred charges for derivative instruments (Note 9)	-	1,173	-	2,346
Unrealized (gain) loss on derivative instruments (Note 9)	(165)	(9,393)	1,624	2,976
Unit compensation	6,597	3,031	11,458	7,046
Equity in loss (gain) of affiliates	232	(26)	202	-
Unrealized foreign exchange loss (gain)	1,441	(1,463)	(96)	(2,661)
Non-controlling interest	-	(323)	-	(1,152
Non-controlling interest - exchangeable shares	3,647	3,431	7,304	5,298
Future income taxes	(11,242)	(3,192)	(13,370)	(15,464)
Funds from operations	76,810	54,579	159,462	112,006
Asset retirement costs incurred	(443)	(8)	(804)	(147)
Changes in non-cash operating working capital	(29,024)	(6,584)	(6,908)	(33,311)
	47,343	47,987	151,750	78,548
Investing
Drilling and development of petroleum and natural gas properties	(27,665)	(25,901)	(63,805)	(50,599)
Acquisitions of petroleum and natural gas properties (Note 2)	(7,593)	-	(11,803)	(90,318)
Long-term investment	-	(2,299)	-	(2,299)
Contributions to reclamation fund	(209)	(996)	(1,138)	(4,040)
Changes in non-cash investing working capital	8,637	16,363	14,123	13,140
	(26,830)	(12,833)	(62,623)	(134,116)
Financing
Increase (decrease) in long-term debt	116,330	(11,948)	112,918	106,143
Cash received from shares issued by subsidiary	-	138	-	291
Issue of trust units for cash, net of issue costs	990	3,329	8,113	7,716
Distribution reinvestment plan	3,474	3,529	8,673	6,199
Cash distributions	(32,588)	(31,358)	(64,644)	(62,417)
Changes in non-cash financing working capital	(511)	582	22	174
	87,695	(35,728)	65,082	58,106
Foreign exchange loss on cash held in a foreign currency	(1,744)	(2,615)	(507)	(3,918)
Net change in cash and cash equivalents	106,464	(3,189)	153,702	(1,380)
Cash and cash equivalents, beginning of period	90,015	66,840	42,777	65,031
Cash and cash equivalents, end of period	$196,479	$63,651	$196,479	$63,651

Cash payments
Taxes	$21,520	$10,159	$22,794	$16,115
Interest	$3,993	$1,252	$6,816	$2,938

Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006 and 2005, unaudited
(000’s except unit and per unit amounts)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005 included in the Trust’s 2005 Annual Report.

2. INVESTMENTS AND ACQUISITIONS

Verenex Energy Inc. (“Verenex”)

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

Glacier Energy Limited (“Glacier”)

On December 7, 2005, the Trust acquired the outstanding shares of Glacier that were not already owned by the Trust and, as a result, is now consolidated. Prior to December 7, 2005, the Trust accounted for its investment in Glacier using the equity basis of accounting. Goodwill of $19.8 million was recorded as part of the acquisition.

Australia Acquisition

On March 31, 2005, the Trust acquired $95 million of producing properties in Australia. Details are as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

3.  ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $73.0 million as at June 30, 2006 (December 31, 2005 - $70.2 million) based on a total future liability of $241.1 million (December 31, 2005 - $236.7 million). These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:
	June 30,	December 31,
	2006	2005
Carrying amount, beginning of period	$70,214	$51,688
Increase in liabilities in the period	247	19,656
Disposition of liabilities in the period	(804)	(948)
Change in estimate	-	3,089
Accretion expense	2,681	4,935
Foreign exchange	704	(8,206)
Carrying amount, end of period	$73,042	$70,214

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. During the six months ended June 30, 2006, the Trust contributed $1.1 million to the reclamation fund, including earnings on the fund balance.

4. LONG-TERM DEBT

As at June 30, 2006 the Trust had an unsecured covenant based revolving credit facility in the amount of $410 million. The revolving period under the term loan is expected to expire in July 2006 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

In July 2006, this facility was amended and increased to $500 million.

5. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units		(Restated Note 7)
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2004	60,707,660	$244,015
Distribution reinvestment plan	674,766	15,850
Issued on conversion of exchangeable shares	73,692	1,623
Transfer from contributed surplus on unit right exercise	-	4,178
Trust units issued for bonus plan	40,246	827
Unit rights exercised	1,011,850	8,320
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	293,006	8,673
Issued on conversion of exchangeable shares	211,865	6,518
Unit rights exercised and issuance of units on vesting of Trust Unit Award Plan grants	1,014,716	7,684
Transfer from contributed surplus on unit right exercise and vesting of Trust Unit Award Plan grants	-	7,086
Trust units issued for bonus plan	14,400	429
Balance as at June 30, 2006	64,042,201	$305,203

	June 30, 2006	December 31, 2005
Contributed Surplus
Opening balance	$14,566	$9,136
Unit compensation expense	11,458	13,199
Transfer to unitholders’ capital on unit option exercise and vesting of Trust Unit Award Plan grants	(7,086)	(4,178)
De-consolidation of Verenex (Note 2)	-	(3,591)
Ending balance	$18,938	$14,566

6. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	June 30, 2006	June 30, 2005
Exchangeable Shares
Opening number of exchangeable shares	4,619,335	4,675,961
Exchanged for trust units	(151,325)	(56,626)
Ending balance	4,468,010	4,619,335
Ending exchange ratio	1.42379	1.32648
Trust units issuable upon conversion	6,361,508	6,127,455

Following is a summary of the non-controlling interest:
	June 30, 2006	December 31, 2005
Non-controlling interest, beginning of period	38,760	24,686
Reduction of book value for conversion to trust units	(1,293)	(325)
Current period net earnings attributable to non-controlling interest	7,304	14,399
Non-controlling interest, end of period	44,771	38,760

7. UNIT COMPENSATION PLANS AND RESTATEMENT

Unit Rights Incentive Plan

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date. Future rights are expected to be issued only in limited circumstances as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Restatement of Unit Compensation Expense

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial asessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant.

Effective on January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan.

In the fourth quarter of 2005 however, it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan rather than the intrinsic value methodology. The Trust has therefore computed a fair value estimate of the rights at the respective dates of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value:
	2005	2004
Expected volatility	22.33%	22.33%
Risk-free interest rate	4.0%	4.0%
Expected life of option (years)	5.0	5.0
Fair value per option	$5.28	$4.16 - $5.52

The dividend yield is offset by the reducing strike price feature of the plan resulting in using a zero dividend yield in the option-pricing model. The unamortized fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. For the three and six months ended June 30, 2006 stock based compensation expense of $0.7 million and $1.4 million was recognized, respectively (three and six months ended June 30, 2005, $2.0 million and $5.8 million respectively). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

The following table summarizes information about the Trust’s unit rights:
		Weighted
	Number of	Average
	Unit Rights	Exercise Price
Balance December 31, 2005	3,617,750	$13.81
Granted	-	-
Cancelled	(139,100)	17.69
Exercised	(859,867)	12.11
Balance June 30, 2006	2,618,783	$14.16

A summary of the plan as at June 30, 2006 is as follows:

Range of		Number of	Weighted Remaining		Number of
Exercise Price	Adjusted	Rights	Contractual Life		Rights
At Grant Date	Exercise Price	Outstanding	of Right (Years	)	Exercisable
$11.45	$4.48	1,446,200	1.58		1,446,200
$11.46 - $15.00	$4.66 - $8.20	162,150	1.94		146,417
$15.01 - $19.56	$9.91 - $14.46	1,010,433	3.17		356,844

Trust Unit Award Incentive Plan

In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 or 2006 is the grantee’s first year of service, will vest over three years.

The following table summarizes information about the Award Plan:
Number of Awards
Balance December 31, 2005	655,550
Granted	447,850
Vested	(76,775)
Cancelled	(87,150)
Balance June 30, 2006	939,475

Compensation expense of $5.9 milion and $10.1 million has been recorded for the three and six months ended June 30, 2006 respectively ($1.0 million and $1.2 million for the three and six month periods ended June 30, 2005 respectively).

8. PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of trust units outstanding. For the three and six month periods ended June 30, 2006 respectively, diluted calculations include an additional 2,371,210 and 2,365,021 trust units for the dilutive impact of unit rights outstanding persuant to the unit rights incentive and trust unit award plans (380,837 and 538,218 for the three and six month periods ended June 30, 2005 respectively).

An additional 6.4 million units are included in the diluted calculations for the three and six month periods ended June 30, 2006 related to outstanding exchangeable shares at the period end exchange ratio (6.1 million units for the three and six month periods ended June 30, 2005).

The determination of diluted net earnings per unit was not affected by unit rights that would have been anti-dilutive as the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest exchangeable shares were added back to net earnings in calculating dilutive per unit amounts. The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

9. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	Costless	250	$55.00 - $75.20
Q3 2006	Costless	250	$60.10 - $80.00
Q4 2006	Costless	250	$61.20 - $80.00
Q4 2006	US$0.14/bbl	500	$65.00 - $90.00
Q4 2006	US$0.25/bbl	500	$63.70 - $90.00
Q1 2007	Costless	250	$58.00 - $83.85
Q1 2007	US$0.11/bbl	250	$65.00 - $90.00
Q1 2007	US$0.06/bbl	500	$70.00 - $90.00
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Puts
Q2 2006	US$0.25/bbl	500	$55.75
Mar-Dec	US$1.00/bbl	1,000	$54.10
Apr-Sep	US$0.75/bbl	250	$58.42
Q3 2006	US$0.75/bbl	500	$55.10
Q4 2006	US$0.86/bbl	500	$65.00
Collars - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q3 2006	US$0.25/bbl	250	$58.00 - $72.10
Q3 2006	US$0.25/bbl	250	$58.00 - $72.20
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00

Risk Management: Power	MWH	CDN$/MWH
Q2 2006	2.0	$48.50

Risk Management: Foreign Exchange	US$	CDN$/US$
Costless Collars
Q3 2006	$3.0 million/mo	1.1600 - 1.1800
Q3 2006	$2.5 million/mo	1.1600 - 1.1800
Q4 2006	$2.2 million/mo	1.1550 - 1.1800
Q4 2006	$2.0 million/mo	1.1550 - 1.1810

Through January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheets with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts. The remaining deferred charge at January 1, 2005 was $4,718 which was recognized as a charge to revenue in that year.

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to June 30, 2006 and the related total gain or loss during the year:

	Fair Value	Total Loss
Fair value of contracts, January 1, 2006	$783	$-
Change in fair value of contracts outstanding at June 30, 2006	(1,624)	(1,624)
Contract settlements realized during the period	-	(400)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(841)	$(2,024)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to June 30, 2005:

	Fair Value	Total Loss
Fair value of contracts, January 1, 2005	$(21,610)	$-
Change in fair value of contracts outstanding at June 30, 2005	(2,976)	(2,976)
Contract settlements realized during the period	-	(17,803)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(24,586)	$(20,779)

The fair value amounts are recorded on the consolidated balance sheets as follows:
	June 30,	December 31,
	2006	2005
Fair value of derivative instruments
Current asset	$1,714	$1,166
Current liability	(2,555)	(383)
Total fair value of derivative instruments	$(841)	$783

10.  SEGMENTED INFORMATION
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	(Restated Note 7)			(Restated Note 7)
Petroleum and natural gas revenues
Canada	$52,373	$53,548	$108,573	$107,620
France	43,212	28,154	82,137	64,646
Netherlands	21,673	13,768	47,212	31,919
Australia*	30,505	21,890	57,127	21,890
	$147,763	$117,360	$295,049	$226,075
Net earnings
Canada	$8,718	$5,940	$10,875	$14,617
France	16,380	12,755	34,779	24,089
Netherlands	7,843	7,667	17,708	13,646
Australia*	7,419	6,223	17,876	6,223
	$40,360	$32,585	$81,238	$58,575
Funds generated from operations
Canada	$28,722	$24,787	$59,186	$52,927
France	25,712	14,379	51,635	33,398
Netherlands	9,588	7,735	24,573	18,003
Australia*	12,788	7,678	24,068	7,678
	$76,810	$54,579	$159,462	$112,006
Capital expenditures
Canada	$25,672	$9,576	$48,311	$19,029
France	8,399	13,605	24,925	26,396
Netherlands	186	2,685	681	5,139
Australia*	1,001	35	1,691	95,002
	$35,258	$25,901	$75,608	$145,566

	June 30,	December 31,
	2006	2005
Identifiable assets:
Canada	$613,945	$588,462
France	417,097	255,816
Netherlands	110,385	121,296
Australia*	134,644	146,165
	$1,276,071	$1,111,739
* Australia assets were acquired effective March 31, 2005.

11.  SUBSEQUENT EVENTS

On July 10, 2006 Vermilion announced that a wholly-owned subsidiary has completed the agreement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to purchase its 89.886% shareholding in Esso Rep. Vermilion will begin recording production from this transaction as of July 10, 2006. On July 12, 2006, Vermilion announced that its subsidiary acquired the remaining shares of Esso Rep to bring its ownership to 100%. At June 30, 2006, a French subsidiary of the Trust had cash of $118.6 million in escrow pursuant to this acquisition.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer;
or Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 698-8827
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com